Exhibit 21.1

MAPLIGHT THERAPEUTICS, INC.

SUBSIDIARIES

1.	MapLight Australia Pty. Ltd., a company incorporated under the laws of Australia

2.	MapLight Holding Company, LLC, a Delaware limited liability company

3.	MapLight ML-004, LLC, a Delaware limited liability company

4.	MapLight Research and Development Company, LLC, a Delaware limited liability company